Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

Diamond Offshore Finance Company	Delaware
Diamond Offshore Services Company	Delaware
Diamond Hungary Leasing L.L.C.	Hungary
Diamond Offshore Limited	England
Diamond Offshore International Limited	Cayman
Diamond Offshore Drilling Limited	Cayman
Diamond Foreign Asset Company	Cayman